UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

 SCHEDULE 13D
 Under the Securities Exchange Act of 1934

aVinci Media Corporation
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

053728101
(CUSIP Number)

Richard B. Paulsen
11781 Lone Peak Parkway, Suite 270
Draper, UT 84020
Phone:  (801) 495-5700

With a copy to:
A.O. Headman, Jr.
Cohne, Rappaport & Segal, P.C.
257 E. 200 S., Suite 700
Salt Lake City, UT  84111
Phone: (801) 532-2666

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 6, 2008
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box ☐  .

SCHEDULE 13D
CUSIP No. 053728101

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Richard B. Paulsen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS sc
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,239,744
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 4,239,744
	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,239,744
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.70%
14	TYPE OF REPORTING PERSON IN

Explanatory Note

Item 1.      Security and Issuer.

The name of the issuer is aVinci Media Corporation, a Delaware corporation (the "Issuer"). The address of the Issuer’s offices is 11781 Lone Peak Parkway, Suite 270, Draper, UT 84020. This Schedule 13D relates to the Issuer’s common stock, par value $0.01 per share (the "Common Stock").

Item 2.      Identity and Background.

(a)-(c), (f).  This statement is being filed by Richard B. Paulsen.  The shares indicated above as being owned by Mr. Paulsen are owned of record by 5 P’s in a Pod, LP a family limited partnership (the “Partnership”). Mr. Paulsen is a general partner of the Partnership and may be deemed to have voting control and investment discretion over securities owned by the Partnership. As a result, Mr. Paulsen may be deemed to be the beneficial owner of any shares deemed to be beneficially owned by the Partnership. Mr. Paulsen is the Vice President, Chief Technology Officer and a director of the Issuer. For purposes of this Schedule 13(d), Mr. Paulsen is referred to as the Reporting Person.

The business address for the Reporting Person is 11781 Lone Peak Parkway, Suite 270, Draper, UT 84020
Mr. Paulsen is a United States citizen.

(d)  During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)   During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.      Source and Amount of Funds or Other Consideration.

On June 6, 2008 Sequoia Media Group, LC (“Sequoia”), a Utah limited liability company, was acquired by the Issuer in a merger transaction (the “Merger”).  Prior to the effective time of the Merger, the Issuer’s name was Secure Alliance Holdings Corporation. As a result of the Merger, the Issuer’s name was changed to aVinci Media Corporation. As a result of the Merger, each membership interest of Sequoia was converted into shares of the Issuer and the Partnership was issued 4,239,744 shares of the Issuer’s common stock as a result of such conversion.

Item 4.       Purpose of Transaction.

The Partnership acquired its shares of the issuer in the Merger described in Item 3.  The Reporting Person does not have any present plans or proposals that relate to or would result in any of the actions required to be described in subparagraphs (a)-(j) of Item 4 of Schedule 13D. The Reporting Person may, at any time, review or reconsider his position with respect to the Issuer and formulate plans or proposals with respect to any of such matters, but has no present intention of doing so.

Item 5.      Interest in Securities of the Issuer.

(a)  As a result of the Merger, the Partnership acquired 4,239,744 shares of the Issuer’s common stock.  As a result of the Merger, Mr. Paulsen acquired a non-vested option to purchase 870,973 shares of the Issuer’s Common Stock at a price of $0.71 per share.  Mr. Paulsen is deemed to have voting control and investment discretion over securities owned by the Partnership and may also be deemed to beneficially own the shares of Common Stock beneficially owned by the Partnership.

(b)  Mr. Paulsen holds power to vote and to dispose of the shares of Common Stock described in (a) above.

(c)  During the past 60 days the Partnership acquired the 4,239,744 shares of Common Stock described in (a) above.

(d)  No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of, dividends from, or proceeds from the sale of, the shares of Common Stock reported in this Statement.

Item 6.      Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                None

Item 7.      Material to Be Filed as Exhibits.

None

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

 Dated: June 11, 2008

By:  /s/ Richard B. Paulsen